Antarctica Advisors, LLC

Financial Statement
And
Report of Independent Registered Public Accounting Firm

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69288

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Antarctica Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

175 SW 7th St, Ste. 1711
(No. and Street)

Miami	FL	33130
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

2000 Banks Road, Ste. 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

4/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ignacio Kleiman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Antarctica Advisors, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JONATHAN SERNA
NOTARY
My Comm. Expires
September 30, 2022
No. GG 263296
PUBLIC
STATE OF FLORIDA

Signature: ______________________

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Antarctica Advisors, LLC
Index
December 31, 2021

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Antarctica Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Antarctica Advisors, LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions
We have served as Antarctica Advisors, LLC auditor since 2020.
Margate, Florida
February 16, 2022

Antarctica Advisors, LLC
Statement of Financial Condition
December 31, 2021

ASSETS		
Cash and cash equivalents	$	1,221,022
Accounts receivable		34,000
Prepaid expenses		12,086
Operating lease right-of-use assets		558,387
Other assets		36,125
Furniture, fixtures and equipment, net		1,775
TOTAL ASSETS	**$**	**1,863,395**
LIABILITIES AND MEMBER'S EQUITY		
Accrued expenses and other liabilities	$	57,695
Operating lease liabilities		558,387
TOTAL LIABILITIES		616,082
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
MEMBER'S EQUITY:		
Member's equity		1,247,313
TOTAL MEMBER'S EQUITY		1,247,313
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,863,395**

The accompanying notes are an integral part of this financial statement.

1. NATURE OF BUSINESS

Antarctica Advisors, LLC (the "Company") is a Florida limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") approved on February 12, 2014. The Company is wholly-owned by i2 Advisory, LLC. The Company's operations consist of Mergers and Acquisitions advisory activities to corporate clients specializing in the global food industry.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Concentrations

For purposes of the cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents as well as certificates of deposit with original maturities of one year or less when purchased. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company maintains five bank accounts which totaled $1,221,022 as of December 31, 2021, which was in excess of $971,022 over the federally insured limit of $250,000.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31,2021 and the reported amount of revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statement. Such estimates include allowance for doubtful of accounts, litigation reserves and useful lives of property, plant and equipment.

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606 Revenue from Contracts with Customers. Advisory fees include fees earned from advisory services. The Company recognizes advisory fees by engagement as monthly nonrefundable retainers and success fees at the time the transaction is complete at the point when performance obligation is met. Revenue is generated from a single transaction price and there is no need to allocate the amounts across more than a single revenue stream.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable from Customers

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions.

The Company's accounts receivable from M&A advisory fees amounted to $34,000 as of December 31, 2021. Management determined that no allowance for doubtful accounts was necessary as of December 31, 2021.

Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Member. Tax years that remain subject to a U.S. Federal Income Tax examination are 2019, 2020 and 2021.

Leases

As of January 1, 2019, the Company adopted ASU 2016-02, "Leases". The Company adopted the standard using the modified retrospective approach requiring no cumulative-effect adjustment to member's equity recorded at the beginning of the period of adoption. Therefore, the Company recognized and measured leases without revising prior year comparative period information or disclosure. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply (see Note 9).

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure that have occurred subsequent to December 31, 2021 through February 16, 2022, which is the date the financial statement were available to be issued and determined there are no items to disclose or would be required to recognize.

3. COMMITMENTS AND CONTINGENCIES

COVID-19

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the coronavirus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the United States, including in each of the areas in which the Company operates. The Company has continued its operations throughout the coronavirus pandemic and management expects business operations to continue as is for the foreseeable future. The extent to which the COVID-19 (coronavirus) outbreak has impacted our operations has not been significant and the Company expects this to remain the case.

3. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. There are no ongoing or threatening matters as of December 31, 2021.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $1,160,850 which was $1,155,850 in excess of its required net capital of $5,000. The Company’s ratio of aggregate indebtedness to net capital was 0.05 to 1 as of December 31, 2021.

5. RELATED PARTY TRANSACTIONS

On November 1, 2021, the Company entered into a lease agreement with RE Management Company LLC. to provide office space to the Company. RE Management Company LLC is owned by the members of the Company. In 2021, the Company owes $35,133 to RE Management LLC reflected as accrued expenses in the accompanying statement of financial condition as of December 31, 2021.

7. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment at December 31, 2021 consisted of the following:

Furniture, fixtures and equipment	5,225
Less: Accumulated depreciation	(3,450)
	$ 1,775

Based on their estimated useful life, depreciation is calculated over 5 years.

8. LOANS

In February 2021, the Company received a Payroll Protection loan authorized by the Coronavirus Aid, Relief and Economic Security ("CARES") in the amount of $147,300 bearing an interest rate of 1% per annum. In September 2021, the Company applied for loan forgiveness which the Small Business Administration ("SBA") approved.

In July 2020, the Company received an Economic Injury Disaster Loan ("EIDL") from the SBA in the amount of $8,000 bearing an interest rate of 3.75% per annum. On March 4, 2021, the loan was forgiven by the Small Business Administration ("SBA").

9. LEASES

The Company's current operating lease portfolio is primarily comprised of office space. Upon adoption of this standard, the Company recognized a right-of-use asset and lease liability related to substantially all lease arrangements.

The Company's lease with Naba Realty LLC ended in November 2021 and subsequently entered into a new 10-year office lease with RE Management, LLC beginning November 2021.The Company has security deposits amounting to $28,611 reflected within other assets in the accompanying statement of financial condition. For the year ended December 31, 2021, occupancy expenses amounted to $133,962. Upon adoption of the new lease, the Company recorded a ROU asset of $568,688 and an operating lease liability of $568,688 assuming a discount rate of 5%, the Company's estimated incremental borrowing rate. As of December 31, 2021, the Company has operating lease right-of-use assets and operating lease liabilities of $558,387 and $558,387 respectively in the accompanying statement of financial condition. Future payments required under the Company's lease liabilities together with their present value as of December 31, 2021, are as follows:

For the year ending December 31,	Amount
2022	$ 72,000
2023	72,000
2024	72,000
2025	72,000
2026	66,000
Thereafter	354,000
Total payments due under operating lease liabilities	**708,000**
Less discount to present value	(149,613)
Total operating lease liabilities	**$ 558,387**

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2021:

Weighted average remaining lease term-operating lease:	**9 yrs., 8 months**
Weighted average discount rate-operating lease:	**5%**